

Mailstop 4561

October 5, 2015

Daniel Judd
Chief Financial Officer
Sitestar Corporation
7109 Timberlake Road
Lynchburg, VA 24502

  Re: Sitestar Corporation
    Form 8-K filed September 29, 2015
    File No. 000-27763

Dear Mr. Judd:

  We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 8-K Filed September 29, 2015

1. Item 4.02(c) of Form 8-K requires you to provide your independent accountant ("the firm") with a copy of the disclosure you are making in response to Item 4.02(b) and request that the firm furnish you with a letter stating whether the firm agrees with the statements you have made in response to Item 4.02(b). If the firm does not agree with your disclosure they should explain why not. Please amend your Form 8-K to file this letter, if applicable, as an exhibit no later than two business days after you receive the letter.

  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact me at (202) 551-3459.

Sincerely,

/s/ David W. Edgar

David W. Edgar
Staff Accountant
Office of Information Technologies
and Services